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UNITED
SECURITIES AND EX
Washin

05040520

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ANNUAL AUDI
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42263

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Banc of America Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Bank of America Corporate Center
(No. and Street)

Charlotte (City) North Carolina (State) 28255 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sally A. Maske (415) 913-4110
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PROCESSED
MAR 29 2005
THOMSON FINANCIAL

PricewaterhouseCoopers LLP
(Name - *if individual, state last, first, middle name*)

214 N. Tryon Street (Address) Charlotte (City) North Carolina (State) 28202 (Zip Code)

SEC RECEIVED MAR 1 2005 WASH. D.C. 179 PROCESSING SECTION

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Oath or Affirmation

I, Robert Qutub, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Banc of America Securities LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Robert Qutub
Chief Financial Officer

Notary Public

This report** contains (check all applicable boxes):

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


PRICEWATERHOUSECOOPERS

Statement of Financial Condition

Banc of America Securities LLC
(a subsidiary of Bank of America Corporation)

December 31, 2004

Banc of America Securities LLC
Statement of Financial Condition

December 31, 2004

Contents



PricewaterhouseCoopers LLP
214 N. Tryon Street
Ste 3600
Charlotte NC 28202
Telephone (704) 344 7500
Facsimile (704) 344 4100

Report of Independent Auditors

To the Board of Managers and Member of
Banc of America Securities LLC
(a subsidiary of Bank of America Corporation):

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Banc of America Securities LLC at December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2005

Audited Statement of Financial Condition

Banc of America Securities LLC
Statement of Financial Condition

December 31, 2004
(in thousands, except common units)

Assets	
Cash	$ 105,207
Cash and securities segregated under federal regulations	4,797,000
Securities purchased under agreements to resell	28,101,799
Securities borrowed	57,151,473
Securities owned, at fair value (includes $2,748,655 pledged as collateral)	41,787,313
Securities received as collateral	1,242,169
Receivable from brokers, dealers and others	2,404,125
Receivable from customers	6,660,783
Accrued interest receivable	584,585
Investment banking fees receivable	84,679
Goodwill	1,069,522
Other assets	450,024
Total assets	$144,438,679
Liabilities and Member's Equity	
Short-term borrowings	$ 7,319,806
Securities sold under agreements to repurchase	64,118,783
Securities loaned	19,909,858
Securities sold, not yet purchased, at fair value	17,666,188
Obligation to return securities received as collateral	1,242,169
Payable to brokers, dealers and others	4,424,467
Payable to customers	20,256,214
Accrued interest payable	398,509
Accrued expenses, compensation and other liabilities	1,868,005
	137,203,999
Commitments and contingencies (Notes 9 and 10)	-
Liabilities subordinated to claims of general creditors	3,933,000
Member's equity:	
Common units, 10,000 authorized, issued and outstanding	1,291,513
Undistributed income	2,010,167
Total member's equity	3,301,680
Total liabilities and member's equity	$144,438,679

The accompanying notes are an integral part of this financial statement.

1. Organization

Banc of America Securities LLC (the Company), a Delaware limited liability company, is 100% owned by NationsBanc Montgomery Holdings Corporation, a wholly owned subsidiary of NB Holdings Corporation. NB Holdings Corporation is wholly owned by Bank of America Corporation (the Corporation). The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of The New York Stock Exchange, Inc. (NYSE), the National Association of Securities Dealers, Inc. (NASD) and other exchanges. The Company is registered as an introducing broker with the Commodity Futures Trading Commission (CFTC) and is a member of the National Futures Association (NFA). The Company does not carry customer futures positions and is not subject to the segregation requirements of the CFTC. The Company is not a bank. Securities sold by the Company are not bank deposits and, accordingly, are not insured by the Federal Deposit Insurance Corporation.

The Company is a primary dealer in U.S. Government securities and underwrites and deals in U.S. Government agency obligations, corporate debt and equity securities, state and municipal securities, mortgage and other asset-backed securities, money market instruments and other financial instruments. The Company offers various investment banking and financial advisory services in connection with public offerings, mergers and acquisitions, restructurings, private placements, loan syndications, loan trading, derivative product arrangements, project financings, and prime brokerage. The Company provides these services to corporate clients, institutional investors and individuals. Certain products and services may be provided through affiliates.

On April 1, 2004, the Corporation acquired FleetBoston Financial Corporation. The merger did not have a material impact on the operations of the Company.

On March 22, 2004, the Company acquired Direct Access Financial Corporation for $45,000,000. Direct Access Financial Corporation is a leading provider of direct access trading technology to the institutional brokerage and investor community.

On November 1, 2004, the Company completed the sale of the BrokerDealer Services division to Automated Data Processing, Incorporated. The sale resulted in proceeds of $43,200,000.

2. Summary of Significant Accounting Policies

The preparation of the financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions are based on judgment and available information and, consequently, actual results could be materially different from these estimates. Significant estimates made by management are discussed in these footnotes, as applicable.

Financial instruments are either carried at estimated fair value or are short-term or replaceable on demand and thus have carrying amounts that approximate fair value.

Securities purchased under agreements to resell (resale agreements) and securities sold under agreements to repurchase (repurchase agreements) are treated as collateralized financing transactions and are recorded at their contractual amounts plus accrued interest. Repurchase and resale agreements having the same counterparty and the same maturity date, executed under master netting agreements and having common clearing facilities, are presented in the Statement of Financial Condition on a net basis. Interest income and expense are recorded on an accrual basis. It is the Company's policy to obtain the use of securities relating to resale agreements and to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. Collateral for resale agreements and repurchase agreements is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

Securities borrowed and securities loaned for cash collateral are reported as collateralized financings and included in the Statement of Financial Condition at the amount of cash advanced in connection with the transactions. Interest income and interest expense are recorded on an accrual basis. The Company measures the market value of the securities borrowed and loaned against the collateral on a daily basis and additional collateral is obtained or excess is returned to ensure that such transactions are appropriately collateralized.

Securities owned and securities sold, not yet purchased are valued at estimated fair value with the resulting net gains or losses on principal transactions reflected in earnings. Net unrealized gains or losses on open contractual commitments, including when-issued and to-be-announced (TBA) securities, are also reflected in earnings based on estimated fair value. Quoted market prices are generally used as a basis to determine the estimated fair values of trading instruments. If quoted prices are not available, fair values are estimated on the basis of dealer quotes, pricing models, or quoted market prices for instruments with similar characteristics. Securities transactions of the Company in regular way trades are recorded on a trade date basis. Amounts receivable and payable for regular way securities transactions that have not yet reached settlement are recorded net in the Statement of Financial Condition.

Financial futures, options and other derivative contracts are valued at estimated fair value with the resulting net gains and losses on principal transactions reflected in earnings. Valuations for exchange traded derivative assets and liabilities are obtained from actively traded markets where valuations can be obtained from quoted market prices or observed transactions. Valuations for derivative assets and liabilities not traded on an exchange (over the counter) are obtained using mathematical models that require inputs of external rates and prices to generate continuous yield or pricing curves used to value the position. This "pricing risk" is greater for positions with either option-based or longer dated attributes where inputs are not readily available and model-based extrapolations of rate and price scenarios are used to generate valuations. In these situations, this risk is mitigated through the use of valuation adjustments.

Customer securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis. Customer securities transacted on a margin basis are collateralized by cash or securities. The Company monitors the market value of collateral held and the market value of securities receivable from others. It is the Company's policy to request and obtain additional collateral when appropriate.

Non-customer securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis. Non-customer securities transactions include transactions executed for the proprietary accounts of introducing brokers and transactions executed for affiliated entities, which have signed non-conforming subordination agreements with the Company.

Investment banking fees include underwriting revenue, merger and acquisition, private placement, advisory, loan syndication and derivative product arrangement fees. Underwriting revenue is reflected net of syndicate expenses and arises from securities offerings in which the Company acts as an underwriter and is recorded at the time the underwriting is complete and the income reasonably determinable. Advisory, loan syndication and derivative product arrangement fees are recorded when the contracted services are complete.

Exchange memberships are recorded at cost or, if an other than temporary impairment in value has occurred, at a lesser value that reflects management's estimate of the effects of the impairment.

Goodwill primarily includes the excess of purchase price over the fair value of the net assets of Montgomery Securities, which the Company acquired on October 1, 1997. In accordance with the Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets", goodwill is no longer amortized but was subject to an annual impairment test beginning January 1, 2002. An impairment loss is recorded to the extent that the carrying amount of goodwill exceeds its implied fair value. The recoverability of goodwill is also evaluated if events or circumstances indicate a possible impairment. The Company has not recorded any impairment, but there can be no assurance that future goodwill impairment tests will not result in a charge to earnings.

Income taxes – The Company accounts for income taxes under the provisions of SFAS No. 109, "Accounting for Income Taxes". Under SFAS No. 109, there are two components of the income tax provision, current and deferred. The current income tax expense approximates cash to be paid or refunded for taxes for the applicable period. Balance sheet amounts of deferred taxes are recognized for the temporary differences between the basis of assets and liabilities as measured by tax laws and their basis as reported in the financial statements using currently enacted tax rates. Deferred tax expense or benefit is then recognized for the change in deferred tax liabilities or assets between periods. The recognition of deferred tax assets is based on management's belief that it is more likely than not that the tax benefit associated with certain temporary differences, operating loss carryforwards and tax credits will be realized.

The Company's operating results are included in the consolidated federal and certain state income tax returns of the Corporation. The method of allocating federal and state income tax expense is determined under a tax allocation agreement between the Company and the Corporation. This allocation agreement specifies that income tax expense will be computed for all subsidiaries on a separate company method, taking into account tax planning strategies and the tax position of the consolidated group. The Company's net tax liability is presented as a component of Accrued expenses, compensation and other liabilities, on the Statement of Financial Condition.

Translation of Foreign Currencies – Assets and liabilities denominated in foreign currencies are translated at period-end rates of exchange.

Recently issued accounting pronouncements – In January 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 46 "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51" (FIN 46). FIN 46 provides a new framework for identifying variable interest entities (VIEs) and determining when a company should include assets, liabilities, noncontrolling interests and results of activities of a VIE in its consolidated financial statements. The Corporation adopted FIN 46 on July 1, 2003. Adoption of FIN 46 did not have a material impact on the Company's financial condition or results of operations. In December 2003, the FASB issued FASB Interpretation No. 46 (Revised December 2003) "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51" (FIN 46R), which is an update of FIN 46. Adoption of FIN 46R on March 31, 2004 did not have a material impact on the Company's financial condition or results of operations.

On December 16, 2004, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 123 (revised 2004) "Share-based Payment" (SFAS 123R) which eliminates the ability to account for share-based compensation transactions using Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and generally requires that such transactions be accounted for using a fair value-based method with the resulting compensation cost being recognized over the period that the employee is required to provide service in order to receive the compensation. SFAS 123R will be effective for the Corporation beginning July 1, 2005. The Corporation adopted the fair value-based method of accounting for stock-based employee compensation prospectively as of January 1, 2003. Adoption of SFAS 123R is not expected to have a material impact on the Company's financial condition or results of operations.

3. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased (excluding securities segregated under SEC Rule 15c3-3) at December 31, 2004 consisted of trading securities and derivatives reported at estimated fair value as presented below:

(in thousands)	Securities Owned	Securities Sold, Not Yet Purchased
U.S. Government and agency obligations	$16,173,727	$ 6,278,870
Corporate obligations, including asset-backed securities	14,694,944	5,487,157
Commercial paper, bankers' acceptances and certificates of deposit	3,551,284	-
Equities	4,975,833	4,714,948
State and municipal obligations	1,156,221	-
Other securities and derivatives	1,235,304	1,185,213
	$41,787,313	$17,666,188

Included in securities owned above are amounts representing assets pledged to counterparties under repurchase and securities lending transactions where the agreement gives the counterparty the right to sell or repledge the underlying assets.

Securities owned having an estimated fair value of $332,997,000 have been utilized to meet margin requirements at various clearing agencies. In addition all letter-of-credit agreements disclosed in Note 10 have been pledged.

4. Cash and Securities Segregated Under Federal Regulations

At December 31, 2004, U.S. Government securities and money market demand accounts with a contract value of $4,797,000,000 have been segregated in special reserve accounts for the exclusive benefit of customers under SEC rule 15c3-3.

The Company performs the computation for assets in the proprietary accounts of its introducing brokers (PAIB) in accordance with the customer reserve computation set forth in Rule 15c3-3 under the Securities Exchange Act of 1934, so as to enable introducing brokers to include PAIB assets as allowable assets in their net capital computations (to the extent allowable under the Net Capital Rule). The Company was not required to have a PAIB reserve deposit at December 31, 2004.

5. Receivable from and Payable to Brokers, Dealers and Others

Amounts receivable from and payable to brokers, dealers and others at December 31, 2004, consisted of the following:

(in thousands)	Receivable	Payable
Securities failed to deliver/receive	$2,002,078	$3,307,423
Receivable/payable from/to clearing organizations	106,843	84,318
Unsettled trades, net	-	6,267
Receivable/payable from/to brokers and dealers	242,883	86,724
Receivable/payable from/to non-customers	52,321	939,735
	$2,404,125	$4,424,467

6. Short-Term Borrowings

The Company funds its securities inventory, operating expenses and other working capital needs through its own capital base, short-term repurchase agreements, securities lending, lines of credit and the proceeds from master notes issued to institutional investors. Master notes are short-term obligations which are unsecured and unsubordinated, and offered on a continuous basis. As of December 31, 2004, the Company had outstanding master notes of $4,617,353,000. As of December 31, 2004, the Company had secured borrowings of $152,453,000 and unsecured borrowings of $50,000,000 outstanding with third parties. Interest on these borrowings is based on prevailing short-term market rates. The Company pledged securities with a market value of approximately $156,361,000 as collateral for the secured borrowings.

The Company enters into secured and unsecured borrowings with the Corporation. The Company has renewable lines of credit with the Corporation. Interest on these lines of credit is based on prevailing short-term market rates. Secured amounts borrowed are collateralized by U.S. Treasury securities or other marketable securities. At December 31, 2004, the Company had no outstanding secured borrowings and $2,500,000,000 in unsecured borrowings under these lines of credit.

7. Liabilities Subordinated to Claims of General Creditors

The Company has a subordinated loan agreement with the Corporation of $1,458,000,000, which bears interest based on the London InterBank Offered Rate (LIBOR), and has a maturity date of December 31, 2005. In addition, the Company has a revolving subordinated line of credit with the Corporation totaling $3,000,000,000, which bears interest based on LIBOR, and has a maturity date of October 1, 2010. At December 31, 2004, $2,475,000,000 was outstanding on the line of credit.

The subordinated borrowings are extended pursuant to agreements approved by the NYSE and NFA and qualify as capital in computing net capital under the SEC's Uniform Net Capital Rule 15c3-1. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

8. Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of 2% of aggregate debit items or $50,000,000.

In addition, the Company may not repay subordinated borrowings, pay cash dividends, or make any unsecured advances or loans to the Corporation or employees if net capital falls below 5% of aggregate debit items.

At December 31, 2004, the Company had net capital of $1,804,090,000, which was $1,432,661,000 in excess of its minimum net capital requirement of $371,429,000. The Company's percentage of net capital to aggregate debit items was 10.02% at December 31, 2004.

9. Financial Instruments with Off-Balance Sheet Risk

As a securities broker-dealer, the Company is engaged in various securities trading and brokerage activities that expose the Company to off-balance sheet credit and market risk. A substantial portion of the Company's transactions are collateralized and executed with and on behalf of institutional investors, including other brokers, dealers and commercial banks.

The Company's principal activities and exposure to credit risk, associated with customers not fulfilling their contractual obligations, can be directly impacted by volatile trading markets. Receivables from and payables to brokers, dealers, customers and non-customers include unsettled trades which may expose the Company to credit and market risk in the event the broker, dealer, customer or non-customer is unable to fulfill its contractual obligations. The Company also bears market risk for unfavorable changes in the price of securities sold but not yet purchased.

Customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements. The credit is collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis. Such transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. The Company monitors required margin levels daily and requires the customer to deposit additional collateral, or to reduce positions, when necessary. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customers' obligations.

In the normal course of business, the Company also enters into contractual commitments, including futures and forward contracts, options on financial futures and government securities and other securities transactions on a when-issued and TBA basis. The credit risk associated with these contracts is limited to the unrealized market valuation gains recorded in the Statement of Financial Condition.

The contractual or notional amounts of these contracts as of December 31, 2004 are presented below:

(in thousands)	Contractual or Notional Amounts
When-issued and TBA securities	
Commitments to purchase	$223,594,459
Commitments to sell	235,770,995
Options (interest rate and equity options)	
Purchased options	20,141,602
Written options	13,818,618
Financial futures and forwards	
Commitments to purchase	10,536,929
Commitments to sell	18,562,533
Swaps	
Interest rate swaps	3,278,747
Total return and credit default swaps	3,649,018

When-issued securities are commitments entered into to purchase or sell securities in the time period between the announcement of a securities offering and the issuance of those securities. TBA securities represent commitments to purchase or sell securities for delivery at an agreed-upon specific future date where the specific securities have not been identified. An option contract is an agreement that conveys to the purchaser the right, but not the obligation, to buy or sell a quantity of a financial instrument, index, currency or commodity at a predetermined rate or price during a period or at a time in the future. Futures and forward contracts are agreements to buy or sell quantities of financial instruments or commodities at predetermined future dates and rates or prices. A swap is an agreement between two or more parties to exchange sets of cash flows over a period in the future. These agreements and commitments can be transacted on an organized exchange or directly between parties. The estimated fair values of options, forwards and other derivatives at December 31, 2004 are included in Securities owned and Securities sold, not yet purchased in the Statement of Financial Condition.

The contractual or notional amounts of these transactions represent the extent of the Company's involvement in these products, but do not represent the potential for gain or loss associated with the market risk or credit risk of such transactions. Market risk arises from changes in securities prices, exchange rates and interest rates. To the extent these transactions are used to hedge other financial instruments, the market risk may be partially or fully mitigated. Credit risk on these contracts arises if counterparties are unable to fulfill their obligations. The credit risk varies based on many factors, including the value of collateral held and other security arrangements.

The Company has established credit policies for commitments involving financial instruments with off-balance sheet credit risk. Such policies include credit review, approvals, limits and monitoring procedures. Where possible, the Company limits credit risk by generally executing options and futures transactions through regulated exchanges, which are subject to more stringent policies and procedures than over-the-counter transactions.

The estimated fair value amounts set forth below represent the estimated fair value of contracts with all counterparties, after taking into consideration legally enforceable master netting agreements. The estimated fair values at December 31, 2004 are included in Securities owned and Securities sold, not yet purchased in the Statement of Financial Condition.

(in thousands)	Year-End
Assets	Fair Value
Purchased options	$1,212,451
When-issued and TBA securities	397,302
Financial futures and forwards	1,914
Interest rate swaps	-
Total return swaps	9,956
	$1,621,623
Liabilities	
Written options	$1,126,310
When-issued and TBA securities	411,755
Financial futures and forwards	36,861
Interest rate swaps	3,058
Total return and credit default swaps	18,984
	$1,596,968

10. Commitments and Contingencies

The Company has sold securities that it does not currently own and will therefore be obligated to purchase at a future date. The Company has recorded this obligation in the Statement of Financial Condition at the estimated fair value of such securities. The Company will incur a loss if the market price of the securities increases subsequent to December 31, 2004. The Company may limit this risk by entering into financial options and futures contracts and other offsetting positions.

At December 31, 2004, the Company had receivables under securities borrowed transactions of $57,151,473,000 and payables under securities loaned transactions of $19,909,858,000 reflected in the Statement of Financial Condition. The securities underlying these transactions had a market value of $55,719,146,000 and $19,571,281,000, respectively.

At December 31, 2004, the Company had receivables under resale agreements of $30,652,190,000 and payables under repurchase agreements of $64,118,783,000 reflected in the Statement of Financial Condition. These agreements had underlying collateral with approximate market values of $30,881,067,000 and $64,591,633,000, respectively. At December 31, 2004, the Company had commitments to enter into future resale agreements totaling $500,000,000. The Company is contingently liable as of December 31, 2004, in the amount of $448,500,000 under outstanding letter-of-credit agreements used in lieu of margin deposits.

At December 31, 2004, approximate market values of collateral received that can be sold or repledged by the Company were:

(in thousands) Sources of Collateral	Market Value
Securities purchased under agreements to resell	$ 64,748,189
Securities borrowed	55,719,146
Customer securities available under rehypothecation agreements	1,804,440
Collateral received in securities borrowed	1,242,169
	$123,513,944

At December 31, 2004, approximate market values of collateral received that were sold or repledged by the Company were:

(in thousands) Uses of Collateral	Market Value
Securities sold under agreements to repurchase	$52,148,100
Collateral pledged out in securities borrowed	1,242,169
Securities sold, not yet purchased	17,299,215
Securities loaned	19,571,281
	$90,260,765

In connection with its underwriting activities, the Company enters into firm commitments for the purchase of securities in return for a fee. These commitments require the Company to purchase securities at a specified price. The underwriting of securities exposes the Company to market and credit risk, primarily in

the event that, for any reason, securities purchased by the Company cannot be distributed at anticipated price levels. To manage market risk exposure related to these commitments, the Company may implement appropriate hedging strategies. At December 31, 2004, the Company had no material open underwriting commitments.

The Company is obligated under noncancelable operating leases, which contain escalation clauses, for office facilities and equipment expiring on various dates through 2014. At December 31, 2004, the Company had minimum lease obligations related to these and other noncancelable operating leases as follows:

(in thousands)	
For the years ending December 31:	
2005	$115,933
2006	118,187
2007	113,795
2008	101,422
2009	26,158
Thereafter	32,853
	$508,348

11. Related Party Transactions

The Company contracts a variety of services from the Corporation and certain of its subsidiaries. Such services include accounting, legal, regulatory compliance, transaction processing, purchasing, building management and other services. The Company also clears futures, options on futures transactions and derivative transactions through affiliated companies. The Company provides securities and underwriting, loan syndication, loan trading and investment advisory services to the Corporation and certain affiliate banks. The Company also acts as agent in selling assets originated by affiliate banks.

Included in Other assets and Accrued expenses, compensation and other liabilities in the Statement of Financial Condition are receivables and payables due from and to affiliated companies related to contracted services. These amounts are settled in the normal course of business. Receivables from and payables to affiliated companies related to contracted services at December 31, 2004 were $26,395,000 and $85,555,000, respectively. At December 31, 2004, the Company had $47,800,000 in cash and $630,000,000 in time deposits on deposit with affiliate banks.

The Company executes securities transactions on behalf of certain affiliated companies acting in a broker capacity, clears trades for certain introduced accounts and executes certain transactions with affiliated companies. These activities generate receivable and payable balances, which are included in various line items in the Statement of Financial Condition. As of December 31, 2004, these balances were $3,922,579,000 and $1,677,578,000, respectively. Additionally, the Company had resale agreements of $10,575,463,000, repurchase agreements of $4,057,079,000, securities borrowed of $220,594,000 and securities loaned of $8,652,637,000 outstanding with affiliates at December 31, 2004. The Company recorded Securities received as collateral and the offsetting Obligation to return securities received as collateral with affiliated entities of $598,330,000 as of December 31, 2004.

Pursuant to agency and services agreements, the Company provides affiliated companies certain services related to the execution of derivatives, securities and financing related activities. In connection with these agreements, the affiliated companies transfer 50 percent of their revenues or losses to the Company as compensation for the services provided (life to date agreement; losses shared only to the extent of revenues previously recognized). In addition, certain operating costs are paid by the Company and billed to affiliates.

12. Benefits

The Corporation has established certain qualified retirement and defined contribution plans covering full-time, salaried employees and certain part-time employees. Expenses under these plans are accrued each year. The costs are charged to current operations and, for defined benefit plans, consist of several components of net pension cost based on various actuarial assumptions regarding future expectations under the plans. The Company's employees are eligible to participate in a contributory profit sharing and 401(k) plan sponsored by the Corporation.

In addition to providing retirement pension benefits, full-time, salaried employees and certain part-time employees may become eligible to continue participation as retirees in health care and/or life insurance plans sponsored by the Corporation. Based on the other provisions of the individual plans, certain retirees may also have the cost of benefits partially paid by the Corporation.

Substantially all employees of the Company participate in the Corporation's stock based compensation plans which provide for the issuance of the Corporation's stock-related awards, such as stock options and restricted stock awards. Certain employees of the Company participate in the Equity Incentive Plan, which provides restricted stock awards based on a percentage of the associate's incentive compensation. Disclosures required by SFAS No. 123 as amended by SFAS No. 148 are included in the December 31, 2004 Form 10-K of the Corporation.

Certain employees of the Company participate in a management compensation plan which provides incentive awards based on the extent to which performance objectives and profit goals are met.

13. Income Taxes

Significant components of the Company's actual deferred tax assets (liabilities) at December 31, 2004 are as follows:

(in thousands)	
Deferred tax liabilities:	
Intangibles	$(141,799)
Employee retirement benefits	(36,157)
Investments	(7,800)
Other	(764)
Gross deferred tax liabilities	(186,520)

Deferred tax assets:	
Accrued expenses	219,738
Employee compensation and benefits	77,051
Depreciation	18,854
Deferred fees	12,610
State income taxes	12,658
Securities valuation	5,417
Allowance for credit losses	1,180
Gross deferred tax assets	347,508
Net deferred tax assets/(liabilities)	$ 160,988

Current federal and state taxes payable to the Corporation of $137,323,000 are included in Accrued expenses, compensation, and other liabilities in the accompanying Statement of Financial Condition at December 31, 2004.

14. Litigation and Regulatory Matters

In the ordinary course of business, the Company is routinely a defendant in or party to many pending and threatened legal actions and proceedings, including actions brought on behalf of various classes of claimants. In certain of these actions and proceedings, claims for substantial monetary damages are asserted against the Company and certain of these actions and proceedings are based on alleged violations of securities, personnel and other laws.

In view of the inherent difficulty of predicting the outcome of such matters, particularly where the claimants seek very large or indeterminate damages or where the cases present novel legal theories or involve a large number of parties, the Company cannot state with confidence what the eventual outcome of the pending matters will be, what the timing of the ultimate resolution of these matters will be or what the eventual loss, fines or penalties related to each pending matter may be. Based on current knowledge, management does not believe that liabilities, if any, arising from pending litigation or regulatory matters, including the litigation and regulatory matters described below, will have a material adverse effect on the consolidated financial position or liquidity of the Company, but may be material to the Company's operating results for any particular reporting period.

Adelphia Communications Corporation (Adelphia) Securities Litigation
Bank of America, N.A. (BANA) and the Company are defendants, among other defendants, in a putative class action and other civil actions relating to Adelphia. The first of these actions was filed in June 2002; these actions have been consolidated for pre-trial purposes in the U.S. District Court for the Southern District of New York. The Company was a member of seven underwriting syndicates of securities issued by Adelphia, and BANA was an agent and/or lender in connection with five credit facilities in which Adelphia subsidiaries were borrowers. Fleet National Bank and Fleet Securities, Inc. (FSI) are also named as defendants in certain of the actions. FSI was a member of three underwriting syndicates of securities issued by Adelphia, and Fleet National Bank was a lender in connection with four credit facilities in which Adelphia subsidiaries were borrowers. The complaints allege claims under the Securities Act of 1933, the Securities Exchange Act of 1934 and various state law theories. The complaints seek damages of unspecified amounts. BANA, the Company, Fleet National Bank, and FSI have moved to dismiss all claims asserted against them, with the exception of certain claims brought under Sections 11 and 12 of the Securities Act of 1933. That motion is pending.

BANA, the Company, Fleet National Bank, and FSI are also defendants in an adversary proceeding pending in the U.S. Bankruptcy Court for the Southern District of New York. The proceeding is brought by the Official Committee of Unsecured Creditors on behalf of Adelphia; however, the bankruptcy court has not yet given the Creditors' Committee authority to bring this lawsuit. The lawsuit names over 400 defendants and asserts over 50 claims under federal statutes, including the Bank Holding Company Act, state common law and various provisions of the Bankruptcy Code. The Creditors' Committee seeks avoidance and recovery of payments, equitable subordination, disallowance and recharacterization of claims and recovery of damages in an unspecified amount. The Official Committee of Equity Security Holders has filed a motion seeking to intervene in the adversary proceeding and to file its own complaint. The proposed complaint is similar to the Creditors' Committee complaint, and also asserts claims under RICO and additional state law theories. BANA, the Company, and FSI have filed objections to the standing of the Creditors' and Equity Committees to bring such claims, and have also filed motions to dismiss. Those motions are pending.

Enron Corporation (Enron) Securities Litigation

The Corporation was named as a defendant, along with a number of other parties, in a putative consolidated class action pending in the U.S. District Court for the Southern District of Texas filed on April 8, 2002 entitled *Newby v. Enron*. The amended complaint alleges claims against the Corporation and the Company under Sections 11, 12 and 15 of the Securities Act of 1933 related to the role of the Company as an underwriter of two public offerings of Enron debt and as an initial purchaser in a private placement of debt issued by an Enron-affiliated company.

On July 2, 2004, the Corporation reached an agreement to settle the above litigation. Under the terms of the settlement, which is subject to court approval, the Corporation will make a payment of approximately $69 million to the settlement class in *Newby v. Enron*. The class consists of all persons who purchased or otherwise acquired securities issued by Enron during the period from October 19, 1998 to November 27, 2001. On January 18, 2005, the lead plaintiff filed a motion seeking preliminary approval of the settlement, and on February 4, 2005, the court granted preliminary approval of the settlement and set a hearing date of April 11, 2005 for final approval.

In addition, the Corporation and certain of its affiliates have been named as defendants or third-party defendants in various individual and putative class actions relating to Enron. These actions were either filed in or have been transferred to the U.S. District Court of the Southern District of Texas and consolidated or coordinated with *Newby v. Enron*. The complaints assert claims under federal securities laws, state securities laws and/or state common law or statutes, or for contribution. In nine cases, plaintiffs seek damages or contribution for damages ranging from at least $15,000 to $472 million from all defendants, including financial institutions, accounting firms, law firms and numerous individuals. In the remaining cases, the plaintiffs seek damages in unspecified amounts.

Mutual Fund Operations

On March 15, 2004, the Corporation announced agreements in principle with the New York Attorney General (the NYAG) and the SEC to settle matters related to late trading and market timing of mutual funds. The Corporation agreed, without admitting or denying wrongdoing, to (1) pay $250 million in disgorgement and $125 million in civil penalties; (2) the issuance of an order against three subsidiaries of the Corporation, Banc of America Capital Management, LLC (BACAP), BACAP Distributors, LLC (BACAP Distributors), and the Company to cease and desist from violations of the federal securities laws,

as well as the implementation of enhanced governance and compliance procedures; (3) retain an independent consultant to review BACAP's, BACAP Distributor's and the Company's applicable compliance, control and other policies and procedures; and (4) exit the unaffiliated introducing broker-dealer clearing business. In addition, the agreement with the NYAG provides for reduction of mutual fund management fees of the Nations Funds by $80 million over five years. These settlements were finalized with the NYAG and the SEC on February 9, 2005.

On February 24, 2004, the SEC filed a civil action in the U.S. District Court for the District of Massachusetts against two FleetBoston subsidiaries, Columbia Management Advisors, Inc. and Columbia Funds Distributor, Inc. (the Columbia Subsidiaries), alleging that the Columbia Subsidiaries allowed certain customers to engage in short-term or excessive trading without disclosing this fact in the relevant fund prospectuses. The complaint alleged violations of federal securities laws in relation to at least nine trading arrangements pertaining to these customers during the period 1998-2003, and requested injunctive and monetary relief. A similar action was filed the same day in a state court in New York by the NYAG, claiming relief under New York state statutes. On March 15, 2004, FleetBoston and its subsidiaries announced agreements in principle with the NYAG and the SEC, agreeing, without admitting or denying wrongdoing, to (1) pay $70 million in disgorgement and $70 million in civil penalties; (2) the issuance of an order requiring the Columbia Subsidiaries to cease and desist from violations of the federal securities laws, as well as the implementation of enhanced governance and compliance procedures; and (3) retain an independent consultant to review the Columbia Subsidiaries' applicable compliance, control and other policies and procedures. In addition, the agreement with the NYAG provides for reduction of mutual fund management fees of the Columbia funds by $80 million over five years. These settlements were finalized with the NYAG and the SEC on February 9, 2005.

On February 9, 2005, the Corporation entered an agreement with the Federal Reserve Bank of Richmond, and BANA entered an agreement with the Office of the Comptroller of the Currency. Under the agreements, the Corporation and BANA agreed to continue with existing plans to implement remedial actions. The federal banking regulators did not impose any monetary penalties or fines under the agreements.

The Corporation is continuing to respond to inquiries from federal and state banking, regulatory and law enforcement agencies concerning mutual fund related matters.

Private lawsuits seeking unspecified damages concerning mutual fund trading against the Corporation and its pre-FleetBoston-merger subsidiaries include putative class actions purportedly brought on behalf of shareholders in Nations Funds mutual funds, derivative actions brought on behalf of one or more Nations Funds mutual funds by Nations Funds shareholders, putative ERISA class actions brought on behalf of participants in the Corporation's 401(k) plan, derivative actions brought against the Corporation's directors on behalf of the Corporation by shareholders in the Corporation, class actions and derivative actions brought by shareholders in third-party mutual funds alleging that the Corporation or its subsidiaries facilitated improper trading in those funds, and a private attorney general action brought under California law. The lawsuits filed to date with respect to FleetBoston and its subsidiaries include putative class actions purportedly brought on behalf of shareholders in Columbia mutual funds, derivative actions brought on behalf of one or more Columbia mutual funds or trusts by Columbia mutual fund shareholders, and an individual shareholder action.

On February 20, 2004, the Judicial Panel on Multidistrict Litigation (MDL Panel) ordered that all lawsuits pending in federal court with respect to alleged late trading or market timing in mutual funds be transferred to the U.S. District Court for the District of Maryland for coordinated pretrial proceedings. The private lawsuits have been transferred to the court with the exception of one case that was remanded to a state court in Illinois and two cases where motions to remand to state court remain pending. On September 29, 2004, plaintiffs filed consolidated amended complaints in the U.S. District Court for the District of Maryland. Motions to dismiss the consolidated amended complaints are to be filed on February 25, 2005.

Parmalat Finanziaria S.p.A.
On December 24, 2003, Parmalat Finanziaria S.p.A. was admitted into insolvency proceedings in Italy, known as "extraordinary administration." The Corporation, through certain of its subsidiaries, including BANA, provided financial services and extended credit to Parmalat and its related entities. On June 21, 2004, Extraordinary Commissioner Dr. Enrico Bondi filed with the Italian Ministry of Production Activities a plan of reorganization for the restructuring of the companies of the Parmalat group that are included in the Italian extraordinary administration proceeding.

On October 7, 2004, Enrico Bondi filed an action in the U.S. District Court for the Western District of North Carolina against the Corporation and various related entities, entitled *Dr. Enrico Bondi, Extraordinary Commissioner of Parmalat Finanziaria, S.p.A., et al v. Bank of America Corporation, et al* (the Bondi Action). The complaint alleges federal and state RICO claims and various state law claims, including fraud. The plaintiff seeks $10 billion in damages. A motion to dismiss is pending.

The Corporation has requested that the MDL Panel consolidate and/or coordinate pre-trial proceedings in the Bondi Action with other lawsuits filed by Enrico Bondi against non-Bank of America defendants. On December 14, 2004, the Corporation requested that the Bondi Action be transferred to the federal court in New York for pre-trial purposes. That request is pending before the MDL Panel.

WorldCom, Inc. (WorldCom) Securities Litigation
The Company, Banc of America Securities Limited (BASL), FSI, other underwriters of WorldCom bonds issued in 2000 and 2001, and other parties have been named as defendants in a class action lawsuit filed in the U.S. District Court for the Southern District of New York entitled *WorldCom Securities Litigation*. The complaint alleges claims against the Company and Fleet under Sections 11 and 12 of the Securities Act of 1933 in connection with 2000 (the Company) and 2001 (the Company and Fleet) public bond offerings and is brought on behalf of purchasers and acquirers of bonds issued in or traceable to these offerings. On October 24, 2003, the court certified a class consisting of "all persons and entities who purchased or otherwise acquired publicly-traded securities of WorldCom during the period beginning April 29, 1999 through and including June 25, 2002 and who were injured thereby." Plaintiffs seek damages up to the amount of the public bond offerings underwritten by the Company and FSI, allegedly totaling approximately $1.5 billion. The court granted BASL's motion to dismiss all claims against BASL. On December 15, 2004, the court issued a ruling, which granted in part and denied in part the underwriters' summary judgment motion and the lead plaintiff's summary judgment motion. On December 30, 2004, the underwriters filed a motion for reconsideration on the issue of plaintiff standing and a motion seeking resolution of certain issues not decided by the summary judgment ruling. These motions are pending. A trial date has been scheduled for March 17, 2005.

In addition, the Corporation, the Company, BASL, Fleet and Robertson Stephens International Limited (RSIL), along with other persons and entities, have been named as defendants in numerous individual actions that were filed in either federal or state courts arising out of alleged accounting irregularities of the books and records of WorldCom. Plaintiffs in these actions are typically institutional investors, including state pension funds, who allegedly purchased debt securities issued by WorldCom pursuant to public offerings in 1997, 1998, 2000 or 2001 and a private offering in December 2000. The majority of the complaints assert claims under Section 11 of the Securities Act of 1933, and some complaints include additional claims under the Securities Act of 1933 and/or claims under the Securities Exchange Act of 1934, state securities laws, other state statutes and common law theories. The complaints seek damages of unspecified amounts. Most of these cases were filed in state court, subsequently removed by defendants to federal courts and then transferred by the MDL Panel to the court where they were consolidated with WorldCom Securities Litigation for pre-trial purposes. Certain plaintiffs in these actions appealed the court's decision denying their requests that the court remand their actions to the state courts in which they were originally filed. The Court of Appeals for the Second Circuit affirmed the court in May 2004. Certain plaintiffs petitioned the U.S. Supreme Court for a writ of certiorari, which the U.S. Supreme Court denied on January 10, 2005.

Three other such actions, one in Illinois state court, another in Tennessee state court, and another in Alabama state court remain pending.

Regulatory

In the course of its business, the Company is subject to regulatory examinations, information gathering requests, inquiries and investigations. The Company is a registered broker/dealer and is subject to regulation by the SEC, the New York Stock Exchange, the National Association of Securities Dealers and state securities regulators. In connection with several formal and informal inquiries by those agencies, the Company has received numerous requests, subpoenas and orders for documents, testimony and information in connection with various aspects of their regulated activities.

The SEC is currently conducting a formal investigation with respect to certain trading and research-related activities of the Company during the period 1999 through 2001. The investigation is continuing, and the SEC staff has recently indicated informally that it is considering whether to recommend enforcement action against the Company with respect to certain of the matters under investigation.